February 8, 2013

VIA EDGAR

Mr. John Reynolds
Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:    Genesco Inc.
Form 10-K for Fiscal Year Ended January 28, 2012
Filed March 28, 2012
File No. 001-03083

Dear Mr. Reynolds:

This letter is in response to your comment letter dated January 25, 2013, with respect to the Form 10-K referenced above filed by Genesco Inc. (the “Company”).

In accordance with your comment letter, the Company will make any necessary changes in future filings beginning with the Company's Form 10-K for the fiscal year ended February 2, 2013. To the extent that our proposed responses do not appropriately address the Staff's concerns, we would appreciate the opportunity to discuss them with you in advance of that filing. We have prepared these responses with the assistance of our counsel and the proposed responses have been read by our independent registered public accounting firm. We have keyed our responses to the specific numbered comments contained in your comment letter.

In accordance with your comment letter, the Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in any Company filing and that Staff comments or changes to disclosures in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing. The Company also acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for the Fiscal Year Ended January 28, 2012

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 25

1.
It appears from your recent quarterly reports that your Lids Sports Group has experienced an accelerating decrease in comparable store sales. We also note the reference on page 46 of your Form 10-Q filed December 6, 2012 to “certain fashion and competitive dynamics in the category.” In future filings, please revise your MD&A to further clarify material trends in quantitative and qualitative terms and to further explain the underlying factors contributing to changes in earnings and same store sales. In this respect, we also note discussions during your earnings calls regarding the popularity of “snap-back hats.” Please provide us with proposed draft disclosure.

Response to Question 1:

In future filings, the Company will include in its discussion of the Lids Sports Group's operating results additional detail to the extent management believes it necessary to clarify material performance trends. As an example, management would revise the first paragraph of the discussion of the Group's results from the Quarterly Report on Form 10-Q for the third quarter of Fiscal Year 2013 to read as follows:

"Net sales from Lids Sports Group increased 0.1% to $185.7 million for the third quarter ended October 27, 2012, compared to $185.5 million for the same period last year, reflecting primarily a 3% increase in average Lids Sports Group stores operated, offset by a 5% decrease in comparable store sales. The comparable store sales decrease reflected a 4% decrease in comparable store hat units sold, primarily in fitted hats. This decrease reflects the current popularity of adjustable "snap-back" hat styles, which have displaced some demand for fitted merchandise. Management believes that the relative ease of merchandising non-fitted hats has enabled a variety of non-headwear retailers to carry the adjustable styles, increasing competition in the category. The comparable store sales decline also reflects to a lesser degree the anniversary of the sales increase in the third quarter last year in the Company's seven St. Louis Cardinals Clubhouse stores associated with the Cardinals' 2011 World Series victory and decreased demand for hockey-themed product, especially in Canadian stores, related to the National Hockey League strike. The average price per hat decreased 1% in the third quarter this year. Lids Sports Group operated 1,047 stores at the end of the third quarter of Fiscal 2013, including 96 Lids stores in Canada and 137 Lids Locker Room and Clubhouse stores, compared to 1,000 stores at the end of the third quarter last year, including 82 Lids stores in Canada and 118 Lids Locker Room and Clubhouse stores."

Results of Operations - Fiscal 2011 Compared to Fiscal 2010, page 40

2.
We note the statement on page 35 that “e-commerce and catalog sales are excluded from comparable store sales calculations.” To the extent material, please revise future filings to address total e-commerce sales and significant period-to-period changes to them where you address your results of operations. Please provide draft disclosure.

Response to Question 2:

Historically, management believes that period-to-period e-commerce and catalog sales ("direct sales") comparisons have not been material to overall operating results for the Company or any reporting segment. However, because of the increasing significance of direct sales, management has determined that it will in the future report comparable sales including both same store sales and comparable direct sales for each retail segment. For at least the first full fiscal year of such reporting, management intends to report for each segment same store sales, comparable direct sales, and total comparable sales (combining same store and comparable direct sales).

For example, management anticipates disclosure similar to the following for each retail segment:

“Same store sales for the ______ quarter ended ________, 2013, increased ___% from the same period of the previous year, when same store sales increased ___%. Sales for the Company's e-commerce and catalog direct sales businesses increased ___% in the ______ quarter this year, on a comparable basis, compared to an increase of ___% in the same quarter of the previous year. Comparable sales, including both store and direct sales, increased ___% for the ______ quarter this year, compared to a ___% increase for the same quarter of the previous year.”

Schedule 14A, filed May 14, 2012

Compensation Discussion and Analysis, page 19

3.
We note the discussion of your EVA plan, the FY 2012 bonus multiple disclosed on page 25, and the bonus bank feature discussed on pages 26-7. However, it is unclear how the amounts reported in the Non-equity Incentive Plan Compensation column of your Summary Compensation table were arrived at. For example your disclosure on page 27 refers to “reductions of amounts otherwise payable by the recapture of previously accrued negative balances …” but it is unclear how you considered the guidance in Regulation S-K Compliance and Disclosure Interpretation No. 117.03. Please advise and confirm that, in future filings, your disclosure will explain how the reported amounts were arrived at. In responding, please provide us with your proposed draft disclosure.

Response to Question 3:

The two named executive officers whose non-equity incentive compensation under the Company's EVA Incentive Plan for Fiscal Year 2012 was reduced by negative "bank" balances, Jonathan D. Caplan and James C. Estepa, had negative balances of $649,590 and $2,328,072, respectively, at the end of the Company's Fiscal Year 2010. As disclosed in the Compensation Discussion and Analysis in the Company's proxy statement filed May 14, 2012, negative balances are "repaid" at the rate of 50% of the amount by which the award for any of the three years following accrual of the negative balance exceeds two times the participant's target award. For Fiscal Year 2011, Mr. Caplan's award was reduced by $326,299 and Mr. Estepa's by $363,186, pursuant to the repayment provision. For Fiscal Year 2012, Mr. Caplan's award was reduced by $198,314 and Mr. Estepa's by $131,300. In both years, the amount of the reduction pursuant to the repayment provision was disclosed in the Company's Compensation Discussion and Analysis.

The Company did not consider the guidance in Regulation S-K Compliance and Disclosure Interpretation No. 117.03 relevant to the disclosure of the effect of the repayment provision on Non-Equity Incentive Plan Compensation reported in the Summary Compensation Table, since no recapture of amounts paid to the named executive officers in any prior period was involved. Rather, a negative balance, which had accrued with respect to a prior year for which no Non-Equity Incentive Plan Compensation was paid and for which $0 was reported in the Summary Compensation Table, reduced subsequent year awards reported in the same column.

In future filings under similar circumstances, the Company will make additional footnote disclosure as follows:

(a)
In any year in which the performance of a named executive officer's business unit results in a negative accrual in the officer's bonus bank, $0 will be reported in the Non-Equity Incentive Plan Compensation column of the Summary Compensation Table for that officer and a footnote disclosing the amount of the negative accrual will be provided.

Draft footnote disclosure: Mr. ________ accrued a negative award of ($__________) with respect to Fiscal ____. Pursuant to the Company's EVA Plan, 50% of any positive awards earned by Mr. ________ in excess of two times his target award during the next three fiscal years will be applied to repay the negative award and not paid out to Mr. ____________. See "Compensation Discussion and Analysis--Elements of Direct Compensation--Annual Incentive Compensation--Bonus Bank."

(b)
In any year in which a prior year's negative bonus bank accrual results in a reduction of the Non-Equity Incentive Compensation otherwise payable to a named executive officer, the amount of the reduction will be disclosed in a footnote to the Summary Compensation Table.

Draft footnote disclosure: The Company's EVA Incentive Plan provides that a participant's incentive compensation award for each of the three years following his or her accrual of a negative award will be reduced by 50% of any amount in excess of two times the participant's target award for the year until the negative balance is eliminated. Mr. ________'s award for Fiscal ______ was reduced by $______ pursuant to that provision. See "Compensation Discussion and Analysis--Elements of Direct Compensation--Annual Incentive Compensation--Bonus Bank."

If you have any questions concerning the Company's response to your comment letter, please do not hesitate to contact me at (615) 367-8444.

Sincerely,

/s/ Roger G. Sisson

Roger G. Sisson
Senior Vice President, Secretary
and General Counsel